Exhibit 99.1

PRESS RELEASE For immediate distribution

BRP PRESENTS ITS SECOND QUARTER RESULTS FOR FISCAL

YEAR 2024

Highlights

●	Revenues of $2,778.0 million, up 14% compared to the same period last year, a record second quarter for BRP;
●	Normalized EBITDA [1] of $473.1 million, up 13% compared to the same period last year;
●

North American Powersports retail sales grew by 41% compared to the same period last year, once again outperforming the industry and achieving record highs in terms of market share for PWC, ATV and SSV;

●

Normalized earnings per share – diluted [1] of $3.21, an increase of $0.27 per share, or 9%, and earnings per share – diluted of $4.26, an increase of $1.32 per share, or 45%, compared to the same period last year; and

●	Increasing full year-end guidance for Normalized EPS – diluted [1] [2] upward by $0.10, now ranging from $12.35 to $12.85.

Recent events – Highlights from Club BRP 2024

●

The Company launched the all-new Can-Am Maverick R, setting a new benchmark in the high-end SSV Sport segment. BRP also announced that it was expanding the Can-Am SSV lineup with more 4-seaters and entry-level models.

●

For 3WV, the Company revealed that it was enhancing the rider connectivity experience on all Can-Am Spyder F3 and RT models, which will now feature an all-new 10.25-inch color touchscreen with Apple CarPlay.

●

The Company also introduced the next generation of its iconic Sea-Doo Spark, and the new class-leading 325 hp Sea-Doo RXP-X/RXT-X. In addition, it unveiled the new Sea-Doo Switch Cruise Limited pontoon, with a host of upgraded technologies.

●

On the Marine side, BRP announced that it was bolstering the Manitou lineup for model year 24 with the all-new Manitou Explore MAX Dual Engine model, featuring dual Rotax S150 outboard engines, a larger MAX Deck and the iDock intuitive piloting system.

Valcourt, Quebec, September 7, 2023 – BRP Inc. (TSX:DOO; NASDAQ:DOOO) today reported its financial results for the three- and six-month period ended July 31, 2023. All financial information is in Canadian dollars unless otherwise noted. The complete financial results are available on SEDAR and EDGAR as well as in the section Quarterly Reports of BRP’s website.

“We are pleased with our performance as BRP delivered its strongest second quarter ever with revenues and Normalized EPS – diluted [1] increases of 14% and 9%, respectively, over last year. Driven by solid consumer demand, we significantly outpaced the North American Powersports industry with an impressive 41% growth at retail, further increasing our market share in most product categories. We thank our employees for raising the bar and developing market-shaping products that set us apart worldwide,” said José Boisjoli, President and CEO of BRP.

“We had a very successful BRP Club in August with a significant number of new model launches. Our reputation for innovation, the breadth of our portfolio, and a strong dealer network are key advantages for us in the industry, paving the way for continued success going forward.”

“With our solid momentum, we expect fiscal 2024 to deliver record revenues and profitability. Reflecting our positive outlook, we are increasing the range of our financial guidance to Normalized EPS – diluted [1] between $12.35 and $12.85,” concluded Mr. Boisjoli.

[1] See « Non-IFRS Measures » section of this press release

[2] Earnings per share is defined as “EPS”

Financial Highlights	Three-month periods ended		Six-month periods ended
(in millions of Canadian dollars, except per share data and margin)	July 31, 2023	July 31, 2022	July 31, 2023	July 31, 2022
Revenues	$2,778.0	$2,438.5	$5,207.4	$4,247.8
Gross Profit	697.6	602.7	1,321.1	1,057.1
Gross Profit (%)	25.1%	24.7%	25.4%	24.9%
Normalized EBITDA [1]	473.1	418.3	850.2	690.4
Net income	338.7	237.7	493.2	358.7
Normalized net income [1]	255.4	237.9	447.4	375.0
Earnings per share – diluted	4.26	2.94	6.16	4.38
Normalized earnings per share – diluted [1]	3.21	2.94	5.59	4.58
Weighted average number of shares – diluted	79,255,857	80,505,043	79,828,732	81,582,927

FISCAL YEAR 2024 UPDATED GUIDANCE & OUTLOOK

The FY24 guidance has been updated as follows:

Financial Metric	FY23	FY24 Guidance [4] vs FY23

Revenues

Year-Round Products	$4,827.1	Up 16% to 19%

Seasonal Products	3,440.3	Down 2% to Up 1%

Powersports PA&A and OEM Engines	1,276.4	Down 1% to Up 1% (previously “Up 3% to 7%”)

Marine	489.6	Up 5% to 10% (previously “Up 35% to 40%”)

Total Company revenues	10,033.4	Up 7% to 10% (previously “Up 9% to 12%”)

Normalized EBITDA [1]	1,706.3	Up 9% to 13%

Effective tax rate [1][3]	24.4%	24.5% to 25.5%

Normalized earnings per share – diluted [1]	$12.05	$12.35 to $12.85 (Up 2% to 7%) (previously “$12.25 to $12.75”)

Net income	865.4	~$1,025M to $1,060M

Other assumptions for FY24 Guidance
•	Depreciation Expenses:	~$385M
•	Net Financing Costs Adjusted:	~$180M
•	Weighted average number of shares – diluted:	~79.1M shares (previously 79.8M)
•	Capital Expenditures:	~$650M to $700M (previously $750M to $800M)

[1] See “Non-IFRS Measures” section of this press release.

[3] Effective tax rate based on Normalized Earnings before Normalized Income Tax.

[4] Please refer to the “Caution Concerning Forward-Looking Statements” and “Key assumptions” sections of this press release for a summary of important risk factors that could affect the above guidance and of the assumptions underlying this Fiscal Year 2024 guidance.

FY24 Quarterly Outlook

The Company continues to expect another solid year, reaffirming its Normalized EBITDA [1] increase ranging from 9% to 13% compared to the previous year and anticipates that about 45% of the implied Normalized EBITDA [1] for the rest of the year will be generated in the third quarter.

SECOND QUARTER RESULTS

Continued strong deliveries, aided by improvements in the supply chain and the inflationary environment, allowed the Company to further build on the momentum created in its first quarter. The demand for the Company’s products remained healthy, as evidenced by the increase of 41% in the Company’s North American retail sales for Powersports Products during the three-month period ended July 31, 2023, compared to the same period last year.

The increase in revenues for the three- and six-month periods ended July 31, 2023 compared to the corresponding periods ended July 31, 2022 is mainly explained by high deliveries of units due to improvements in the supply chain and sustained demand, which is driven in part by strong SSV, ATV, Sea-Doo pontoon and Snowmobile retail sales. The supply chain has gradually stabilized, resulting in production efficiencies, a return to the Company’s normal wholesale delivery pattern and an increase in gross profit margin compared to the same period last year. However, these increases were partially offset by more costly sales programs, which are mostly due to rising interest rates.

Revenues

Revenues increased by $339.5 million, or 13.9%, to $2,778.0 million for the three-month period ended July 31, 2023, compared to $2,438.5 million for the corresponding period ended July 31, 2022. The increase was primarily due to a higher volume of SSV, ATV and Snowmobile sold, increased deliveries of Sea-Doo pontoon, as well as favourable pricing across all product lines, partially offset by higher sales programs, due to higher interest rates. The increase includes a favourable foreign exchange rate variation of $81 million.

●

Year-Round Products [5] (53% of Q2-24 revenues): Revenues from Year-Round Products increased by $103.5 million, or 7.6%, to $1,461.6 million for the three-month period ended July 31, 2023, compared to $1,358.1 million for the corresponding period ended July 31, 2022. The increase was primarily attributable to a higher volume of SSV and ATV sold, as well as favourable pricing across all product lines, which was partially offset by higher sales programs. The increase includes a favourable foreign exchange rate variation of $40 million.

●

Seasonal Products [5] (32% of Q2-24 revenues): Revenues from Seasonal Products increased by $206.3 million, or 29.8%, to $897.5 million for the three-month period ended July 31, 2023, compared to $691.2 million for the corresponding period ended July 31, 2022. The increase is primarily attributable to a higher volume of Snowmobile sold due to a reduction in supply chain issues that impacted deliveries in the three-month period ended July 31, 2022, as well as increased deliveries of the Sea-Doo pontoon. The increase was also attributable to favourable pricing across all product lines, partially offset by higher sales programs. The increase also includes a favourable foreign exchange rate variation of $27 million.

[1] See “Non-IFRS Measures” section of this press release.

[5] The inter-segment transactions are included in the analysis.

●

Powersports PA&A and OEM Engines [5] (11% of Q2-24 revenues): Revenues from Powersports PA&A and OEM Engines increased by $36.7 million, or 14.3%, to $294.2 million for the three-month period ended July 31, 2023, compared to $257.5 million for the corresponding period ended July 31, 2022. The increase was mainly attributable to a higher volume of PA&A coming from strong unit retail sales and sales from businesses acquired in the second half of Fiscal 2023, combined with favourable pricing. The increase was partially offset by higher sales programs. The increase also includes a favourable foreign exchange rate variation of $11 million.

●

Marine [5] (4% of Q2-24 revenues): Revenues from the Marine segment decreased by $12.6 million, or 9.0%, to $126.9 million for the three-month period ended July 31, 2023, compared to $139.5 million for the corresponding period ended July 31, 2022. The decrease was mainly due to a lower volume of boats and PA&A sold as a result of longer production ramp-up related to the introduction of new products, which have experienced extended delays due to supply chain issues, unfavourable mix across most product lines and higher sales programs. The decrease was partially offset by higher pricing and a favourable foreign exchange rate variation of $3 million.

North American Retail Sales

The Company’s North American retail sales for Powersports Products increased by 41% for the three-month period ended July 31, 2023 compared to the three-month period ended July 31, 2022. The increase was mainly driven by an increase in the sales of SSV, ATV, PWC and Snowmobile, given the reduction in supply chain issues, which had impacted deliveries in the three-month period ended July 31, 2022.

●

Year-Round Products: retail sales increased on a percentage basis in the low-twenties range compared to the three-month period ended July 31, 2022. In comparison, the Year-Round Products industry increased on a percentage basis in the high-single digits over the same period.

●

Seasonal Products: retail sales increased on a percentage basis in the low-seventies range, low-sixties when excluding Sea-Doo pontoon, compared to the three-month period ended July 31, 2022. In comparison, the Seasonal Products industry increased on a percentage basis in the low-fifties range over the same period.

Marine Products retail sales decreased by 44% compared to the three-month period ended July 31, 2022 as a result of softening consumer demand for the boating industry and lower product availability of newly introduced products in comparison with the prior-year period.

Gross profit

Gross profit increased by $94.9 million, or 15.7%, to $697.6 million for the three-month period ended July 31, 2023, compared to $602.7 million for the three-month period ended July 31, 2022. Gross profit margin percentage increased by 40 basis points to 25.1% from 24.7% for the three-month period ended July 31, 2022. The increase was the result of a higher volume sold, as highlighted above, favourable pricing across all product lines, a decrease in logistics costs due to more efficiencies in the supply chain and a reduction in certain material costs. The increase was partially offset by higher labour costs due to inflation, as well as higher sales programs. The increase in gross profit margin percentage was the result of favourable pricing across all product lines and higher production efficiency coming from an improved supply chain, partially offset by higher sales programs. The increase in gross profit includes an unfavourable foreign exchange rate variation of $11 million.

[5] The inter-segment transactions are included in the analysis.

Operating expenses

Operating expenses increased by $61.9 million, or 24.1%, to $318.8 million for the three-month period ended July 31, 2023, compared to $256.9 million for the three-month period ended July 31, 2022. The increase was mainly attributable to higher selling and marketing expenses, which are mainly due to continued product investment and an increase in marketing projects, an increase in R&D expenses to support future growth and higher G&A expenses, mainly related to the modernization of the Company’s software infrastructure. The increase in operating expenses includes an unfavourable foreign exchange rate variation of $27 million.

Normalized EBITDA [1]

Normalized EBITDA [1] increased by $54.8 million, or 13.1%, to $473.1 million for the three-month period ended July 31, 2023, compared to $418.3 million for the three-month period ended July 31, 2022. The increase was primarily due to higher gross profit, partially offset by higher operating expenses.

Net Income

Net income increased by $101.0 million, or 42.5%, to $338.7 million for the three-month period ended July 31, 2023, compared to the $237.7 million for the three-month period ended July 31, 2022. The increase was primarily due to a higher operating income, lower income tax expense and a favourable impact of the foreign exchange rate variation on the U.S. denominated long-term debt, partially offset by an increase in financing costs.

SIX-MONTH PERIOD ENDED JULY 31, 2023

Revenues

Revenues increased by $959.6 million, or 22.6%, to $5,207.4 million for the six-month period ended July 31, 2023, compared to $4,247.8 million for the corresponding period ended July 31, 2022. The increase was primarily due to a higher volume of SSV, PWC, ATV and Snowmobile sold, increased deliveries of Sea-Doo pontoon, favourable product mix across all product lines except Snowmobile and SSV, as well as favourable pricing across all product lines. The increase was partially offset by higher sales programs. The increase includes a favourable foreign exchange rate variation of $176 million.

Normalized EBITDA [1]

Normalized EBITDA [1] increased by $159.8 million, or 23.1%, to $850.2 million for the six-month period ended July 31, 2023, compared to $690.4 million for the six-month period ended July 31, 2022. The increase was primarily due to higher gross profit, partially offset by higher operating expenses.

Net Income

Net income increased by $134.5 million, or 37.5%, to $493.2 million for the six-month period ended July 31, 2023, compared to $358.7 million for the six-month period ended July 31, 2022. The increase was primarily due to a higher operating income, lower income tax expense and a favourable impact of the foreign exchange rate variation on the U.S. denominated long-term debt, partially offset by an increase in financing costs.

LIQUIDITY AND CAPITAL RESOURCES

The Company generated net cash flows from operating activities totaling $748.2 million for the six-month period ended July 31, 2023 compared to a usage of $1.0 million for the six-month period ended July 31, 2022. The increase was mainly due to favourable changes in working capital and lower income taxes paid.

The Company invested $220.4 million of its liquidity in capital expenditures to add production capacity and modernize the Company’s software infrastructure to support future growth. Given the revised guidance for Marine, the Company decided to postpone the construction of its boat manufacturing plant in Chihuahua City, Mexico, by 12 months with an expected start of production in Spring of 2026.

During the six-month period ended July 31, 2023, the Company also returned $238.5 million to its shareholders through quarterly dividend payouts and its share repurchase programs for the six-month period ended July 31, 2023.

[1] See “Non-IFRS Measures” section of the press release

Dividend

On September 6, 2023, the Company’s Board of Directors declared a quarterly dividend of $0.18 per share for holders of its multiple voting shares and subordinate voting shares. The dividend will be paid on October 13, 2023 to shareholders of record at the close of business on September 29, 2023.

CONFERENCE CALL AND WEBCAST PRESENTATION

Today at 9 a.m. ET, BRP Inc. will host a conference call and webcast to discuss its FY24 second quarter results. The call will be hosted by José Boisjoli, President and CEO, and Sébastien Martel, CFO. To listen to the conference call by phone (event number 52909951), please dial 1 (888) 396-8049 (toll-free in North America). Click here for International numbers.

The Company’s second quarter FY24 webcast presentation is posted in the Quarterly Reports section of BRP’s website.

About BRP

BRP Inc. is a global leader in the world of powersports products, propulsion systems and boats built on over 80 years of ingenuity and intensive consumer focus. Through its portfolio of industry-leading and distinctive brands featuring Ski-Doo and Lynx snowmobiles, Sea-Doo watercraft and pontoons, Can-Am on and off-road vehicles, Alumacraft and Quintrex boats, Manitou pontoons and Rotax marine propulsion systems as well as Rotax engines for karts and recreational aircraft, BRP unlocks exhilarating adventures and provides access to experiences across different playgrounds. The Company completes its lines of products with a dedicated parts, accessories and apparel portfolio to fully optimize the riding experience. Committed to growing responsibly, BRP is developing electric models for its existing product lines and exploring new low voltage and human assisted product categories. Headquartered in Quebec, Canada, BRP has annual sales of CA$10 billion from over 130 countries and a global workforce of close to 23,000 driven, resourceful people.

www.brp.com

@BRPNews

Ski-Doo, Lynx, Sea-Doo, Can-Am, Rotax, Alumacraft, Manitou, Quintrex, and the BRP logo are trademarks of Bombardier Recreational Products Inc. or its affiliates. All other trademarks are the property of their respective owners.

CAUTION CONCERNING FORWARD-LOOKING STATEMENTS

Certain statements in this press release, including, but not limited to, statements relating to the Company’s Fiscal Year 2024, including financial guidance and outlook and where it stands with respect to it, and related assumptions of the Company (including revenues, Normalized EBITDA, Effective Tax Rate, Normalized earnings per share, net income, depreciation expense, net financing costs adjusted, weighted average of the number of shares diluted and capital expenditures), statements relating to the revised guidance for Marine and its impact on the boat manufacturing plant in Chihuahua City, including the postponed construction and expected time of start of production, statements relating to the declaration and payment of dividends, statements about the Company’s current and future plans, and other statements about the Company’s prospects, expectations, anticipations, estimates and intentions, results, levels of activity, performance, objectives, targets, goals or achievements, priorities and strategies, financial position, market position, including its ability to gain additional market share, capabilities, competitive strengths, beliefs, the prospects and trends of the industries in which the Company operates, the expected sustained demand for the Company’s products and services and sustainable growth, research and product development activities, including the expectation of regular flow of new product introductions, their projected design, characteristics, capacity or performance, expected scheduled entry to market and the anticipated impact of such product introductions, expected financial requirements and the availability of capital resources and liquidities or any other future events or developments and other statements that are not historical facts constitute forward-looking statements within the meaning of Canadian and United States securities laws. The words “may”, “will”, “would”, “should”, “could”, “expects”, “forecasts”, “plans”, “intends”, “trends”, “indications”, “anticipates”, “believes”, “estimates”, “outlook”, “predicts”, “projects”, “likely” or “potential” or the negative or other variations of these words or other comparable words or phrases, are intended to identify forward-looking statements.

Forward-looking statements are presented for the purpose of assisting readers in understanding certain key elements of the Company’s current objectives, goals, targets, strategic priorities, expectations and plans, and in obtaining a better understanding of the Company’s business and anticipated operating environment. Readers are cautioned that such information may not be appropriate for other purposes; readers should not place undue reliance on forward-looking statements contained herein. Forward-looking statements, by their very nature, involve inherent risks and uncertainties and are based on a number of assumptions, both general and specific, as further described below.

Many factors could cause the Company’s actual results, level of activity, performance or achievements or future events or developments to differ materially from those expressed or implied by the forward-looking statements, including, without limitation, the following factors, which are discussed in greater detail under the heading “Risk Factors” of its Annual Information Form: the impact of adverse economic conditions including in the context of recent significant increases of interest and inflation rates; any decline in social acceptability of the Company and its products, including in connection with the broader adoption of electrical or low-emission products; fluctuations in foreign currency exchange rates; high levels of indebtedness; any unavailability of additional capital; any supply problems, termination or interruption of supply arrangements or increases in the cost of materials, including as a result of the military conflict between Russia and Ukraine; the inability to attract, hire and retain key employees, including members of the Company’s management team or employees who possess specialized market knowledge and technical skills; any failure of information technology systems, security breach or cyber-attack, or difficulties with the implementation of new systems, including the Company’s new ERP; the Company’s reliance on international sales and operations; the Company’s inability to successfully execute its growth strategy; unfavourable weather conditions and climate change more generally; the Company’s seasonal nature of its business and some of its products; the Company’s reliance on a network of independent dealers and distributors; any inability of dealers and distributors to secure adequate access to capital; any inability to comply with product safety, health, environmental and noise pollution laws; the Company’s large fixed cost base; any failure to compete effectively against competitors or any failure to meet consumers’ evolving expectations; any failure to maintain an effective system of internal control over financial reporting and to produce accurate and timely financial statements; any inability to maintain and enhance the Company’s reputation and brands; any significant product liability claim; any significant product repair and/or replacement due to product warranty claims or product recalls; any failure to carry proper insurance coverage; the Company’s inability to successfully manage inventory levels; any intellectual property infringement and litigation; the Company’s inability to successfully execute its manufacturing strategy or to meet customer demand as a result of manufacturing capacity constraints; increased freight and shipping costs or disruptions in transportation and shipping infrastructure; any failure to comply with covenants in financing and other material agreements; any changes in tax laws and unanticipated tax liabilities; any impairment in the carrying value of goodwill and trademarks; any deterioration in relationships with employees; pension plan liabilities; natural disasters; volatility in the market price for the Subordinate Voting Shares; the Company’s conduct of business through subsidiaries; the significant influence of Beaudier Group and Bain Capital; and future sales of Subordinate Voting Shares by Beaudier Group, Bain Capital, directors, officers or senior management of the Company. These factors are not intended to represent a complete list of the factors that could affect the Company; however, these factors should be considered carefully. Unless otherwise stated, the forward-looking statements contained in this press release are made as of the date of this press release and the Company has no intention and undertakes no obligation to update or revise any forward-looking statements to reflect future events, changes in circumstances, or changes in beliefs, unless required by applicable securities regulations. In the event that the Company does update any forward-looking statements contained in this press release, no inference should be made that the Company will make additional updates with respect to that statement, related matters or any other forward-looking statement. The forward-looking statements contained in this press release are expressly qualified by this cautionary statement.

KEY ASSUMPTIONS

The Company made a number of economic, market and operational assumptions in preparing and making certain forward-looking statements contained in this press release, including without limitation, the assumptions underlying the Company’s environmental, social and governance targets, goals and initiatives under its CSR25 program, which are set out in the “Forward-Looking Statements” section of its Corporate Social Responsibility report, as well as the following assumptions: reasonable industry growth ranging from slightly down to slightly up, that assumes an improved supply chain environment compared to last year; market share will remain constant or moderately increase; stable global and North American economic conditions, a limited impact from the military conflict between Russia and Ukraine and the COVID-19 pandemic; main currencies in which the Company operates will remain at near current levels inflation is expected to remain elevated, in-line with central banks projections; there will be no significant changes in tax laws or free trade arrangements or treaties applicable to the Company; the Company’s margins, will remain at current levels; the supply base will remain able to support product development and planned production rates on commercially acceptable terms in a timely manner; no new trade barriers will be imposed amongst jurisdictions in which the Company carries operations; the absence of unusually adverse weather conditions, especially in peak seasons. The Company cautions that its assumptions may not materialize and that global economic and political conditions, combined with one or more of the risks and uncertainties discussed herein, may render such assumptions, although believed reasonable at the time they were made, inaccurate. Such forward-looking statements are not guarantees of future performance and involve known and unknown risks, uncertainties and other factors which may cause the actual results or performance of the Company or the industry to be materially different from the outlook or any future results or performance implied by such statements.

NON-IFRS MEASURES

This press release makes reference to certain non-IFRS measures. These measures are not recognized measures under IFRS, do not have a standardized meaning prescribed by IFRS and are therefore unlikely to be comparable to similar measures presented by other companies. Rather, these measures are provided as additional information to complement those IFRS measures by providing further understanding of the Company’s results of operations from management’s perspective. Accordingly, they should not be considered in isolation nor as a substitute for analysis of the Company’s financial information reported under IFRS. The Company uses non-IFRS measures including the following:

Non-IFRS measures	Definition	Reason for use
Normalized EBITDA	Net income before financing costs, financing income, income tax expense (recovery), depreciation expense and normalized elements.

Assist investors in determining the financial performance of the Company’s operating activities on a consistent basis by excluding certain non-cash elements such as depreciation expense, impairment charge, foreign exchange gain or loss on the Company’s long-term debt denominated in U.S. dollars and foreign exchange gain or loss on certain of the Company’s lease liabilities. Other elements, such as restructuring and wind-down costs, non-recurring gain or loss and acquisition-related costs, may be excluded from net income in the determination of Normalized EBITDA as they are considered not being reflective of the operational performance of the Company.

Normalized net income	Net income before normalized elements adjusted to reflect the tax effect on these elements	In addition to the financial performance of operating activities, these measures consider the impact of investing activities, financing activities and income taxes on the Company’s financial results
Normalized income tax expense	Income tax expense adjusted to reflect the tax effect on normalized elements and to normalize specific tax elements
Normalized effective tax rate	Based on Normalized net income before Normalized income tax expense
Normalized earnings per share – basic & diluted	Calculated by dividing the Normalized net income by the weighted average number of shares – diluted

The Company believes non-IFRS measures are important supplemental measures of financial performance because they eliminate items that have less bearing on the Company’s financial performance and thus highlight trends in its core business that may not otherwise be apparent when relying solely on IFRS measures. The Company also believes that securities analysts, investors and other interested parties frequently use non-IFRS measures in the evaluation of companies, many of which present similar metrics when reporting their results. Management also uses non-IFRS measures in order to facilitate financial performance comparisons from period to period, prepare annual operating budgets, assess the Company’s ability to meet its future debt service, capital expenditure and working capital requirements and also as a component in the determination of the short-term incentive compensation for the Company’s employees. Because other companies may calculate these non-IFRS measures differently than the Company does, these metrics are not comparable to similarly titled measures reported by other companies.

The Company refers the reader to the tables below for the reconciliations of the non-IFRS measures presented by the Company to the most directly comparable IFRS measure.

Reconciliation Tables

The following tables present the reconciliation of non-IFRS measures compared to their respective IFRS measures:

	Three-month periods ended		Six-month periods ended
(in millions of Canadian dollars)	July 31, 2023	July 31, 2022	July 31, 2023	July 31, 2022

Net income	$338.7	$237.7	$493.2	$358.7

Normalized elements

Foreign exchange (gain) loss on long-term debt and lease liabilities	(77.6)	(0.1)	(33.8)	16.0
Gain on NCIB	(3.2)	—	(3.2)	(1.8)
Costs related to business combinations [2]	1.7	1.0	6.6	2.1
Other elements	—	(0.2)	0.2	1.1
Income tax adjustment [1] [3]	(4.2)	(0.5)	(15.6)	(1.1)
Normalized net income [1]	255.4	237.9	447.4	375.0
Normalized income tax expense	80.2	82.5	132.8	131.8
Financing costs adjusted	47.2	27.6	91.3	44.1
Financing income adjusted	(2.9)	(1.5)	(4.4)	(2.5)
Depreciation expense adjusted	93.2	71.8	183.1	142.0
Normalized EBITDA [1]	$473.1	$418.3	$850.2	$690.4

[1]	See “Non-IFRS Measures” section.

[2]	Transaction costs and depreciation of intangible assets related to business combinations.

[3]

Income tax adjustment is related to the income tax on Normalized elements subject to tax and for which income tax has been recognized and to the adjustment related to the impact of foreign currency translation from Mexican operations.

	Three-month periods ended		Six-month periods ended
(millions of Canadian dollars, except per share data)	July 31, 2023	July 31, 2022	July 31, 2023	July 31, 2022
Depreciation expense reconciliation
Depreciation expense	$95.7	$72.8	$188.1	$144.1
Depreciation of intangible assets related to business combinations	2.5	1.0	5.0	2.1
Depreciation expense adjusted	$93.2	$71.8	$183.1	$142.0

Income tax expense reconciliation
Income tax expense	$76.0	$82.0	$117.2	$130.7
Income tax adjustment [2]	(4.2)	(0.5)	(15.6)	(1.1)
Normalized income tax expense [1]	$80.2	$82.5	$132.8	$131.8

Financing costs reconciliation
Financing costs	$47.2	$27.8	$91.5	$44.3
Other	—	0.2	0.2	0.2
Financing costs adjusted	$47.2	$27.6	$91.3	$44.1

Financing income reconciliation
Financing income	$(6.1)	$(1.5)	$(7.6)	$(4.3)
Gain on NCIB	(3.2)	—	(3.2)	(1.8)
Financing income adjusted	$(2.9)	$(1.5)	$(4.4)	$(2.5)

Normalized EPS - basic [1] calculation
Normalized net income [1]	$255.4	$237.9	$447.4	$375.0
Non-controlling interests	1.0	1.2	1.3	1.3
Weighted average number of shares - basic	77,874,472	78,959,785	78,357,505	80,000,264
Normalized EPS - basic [1]	$3.27	$3.00	$5.69	$4.67

Normalized EPS - diluted [1] calculation
Normalized net income [1]	$255.4	$237.9	$447.4	$375.0
Non-controlling interests	1.0	1.2	1.3	1.3
Weighted average number of shares - Diluted	79,255,857	80,505,043	79,828,732	81,582,927
Normalized EPS - diluted [1]	$3.21	$2.94	$5.59	$4.58

[1]	See “Non-IFRS Measures” section.

[2]

Income tax adjustment is related to the income tax on Normalized elements subject to tax and for which income tax has been recognized and to the adjustment related to the impact of foreign currency translation from Mexican operations.

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